SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
              Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 1-2987
                                                 ------

                        Niagara Mohawk Power Corporation
                        --------------------------------
              (Exact name of registrant as specified in its charter)

                300 Erie Boulevard West, Syracuse, New York 13202
                -------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $1.00 par value
                         ------------------------------
            (Title of each class of securities covered by this Form)


Preferred Stock ($100 par value-cumulative):           Preferred Stock ($25
-------------------------------------------           par value-cumulative):
                                                      ----------------------

3.40% Series     4.10% Series     6.10% Series              9.50% Series
3.60% Series     4.85% Series     7.72% Series        Adjustable Rate Series
3.90% Series     5.25% Series                             A & Series C

    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [X ]           Rule 12h-3(b)(1)(ii) [  ]
          Rule 12g-4(a)(1)(ii)    [  ]           Rule 12h-3(b)(2)(i)  [  ]
          Rule 12g-4(a)(2)(i)     [  ]
          Rule 12g-4(a)(2)(ii)    [  ]           Rule 12h-3(b)(2)(ii) [  ]
          Rule 12h-3(b)(1)(i)     [  ]           Rule 15d-6           [  ]

Approximate number of holders of record as of the certification or notice date:

                                               1
                                      ------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Niagara Mohawk Power Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:       March 23, 1999               BY:  /s/Steven W. Tasker
            --------------                   ---------------------------
                                             Steven W. Tasker
                                             Vice President - Controller
	                                    and Principal Accounting Officer